StoneCo. Announces Full Distribution of R$ 3 billion excess capital of 2024 and a New Share Repurchase Program of up to R$ 2 billion

GEORGE TOWN, Grand Cayman, December 22nd, 2025 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or “the Company”) announces that its Board of Directors, pursuant to written resolutions dated December 18th, 2025, authorized a new share repurchase program, under which Stone may repurchase up to R$ 2 billion in outstanding Class A common shares. The newly approved program does not have a fixed expiration date.

This new share repurchase program replaces the previous program announced by Stone on May 8th, 2025. Under the former program, Stone repurchased a total of 21,872,021 shares at an average price of US$ 16.34 per share, totaling R$ 1.95 billion.

At this point, the Company has fully distributed the R$ 3 billion in excess capital related to the 2024 results, as announced on March 18th, 2025, through share repurchases. We remain committed to returning excess capital to shareholders, in accordance with our capital allocation framework, when immediate value-accretive investment opportunities are unavailable. Stone will present an updated excess capital analysis regarding the 2025 results in our upcoming fourth-quarter 2025 earnings release.

About StoneCo

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with our payments, banking, credit and software solutions.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co